September 6, 2006
Via EDGAR and Hand Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeff Jaramillo

Re:	Lions Gate Entertainment Corp. Form 10-K for the fiscal year ended March 31, 2006 Filed June 14, 2006 File No. 001-14880
Ladies and Gentlemen:
     We respectfully submit below the responses of Lions Gate Entertainment Corporation, a British Columbia, Canada corporation (“Lions Gate”), to the comments of the United States Securities and Exchange Commission (the “Commission”) staff (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (the “10-K”) contained in your letter dated August 9, 2006. For your convenience, we have included your original comments, each immediately followed by Lions Gate’s response. Along with its EDGAR-filed copy, Lions Gate is concurrently delivering a courtesy hard copy of its response to the Commission.
Form 10-K
Business, page 3

Comment 1:	Please revise to disclose the basis on which your titles generate revenues for you. For example, explain the nature of your agreements with theaters for theatrical releases and your agreements with retailers and rental stores for videos and describe the basis on which you are generally compensated (by film or video copy sold, by sharing of viewing revenues, etc.).
Response:
     We agree with the suggested enhancement to the business section and will include in future filings the following disclosure derived from page 28 of our MD&A section of the 10-K, as modified to more fully address the above comment:
     “Our revenues are derived from the following business segments:

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•	Motion Pictures, which includes Theatrical, Home Entertainment, Television and International Distribution. Theatrical revenues are derived from the theatrical release of motion pictures in the United States which are distributed to theatrical exhibitors on a picture by picture basis. The financial terms that we negotiate with our theatrical exhibitors generally provide that we receive a percentage of the box office results and are negotiated on a picture by picture basis. Home entertainment revenues are derived primarily from the sale of video and DVD releases of our own productions and acquired films, including theatrical releases and direct-to-video releases, to retail stores. In addition, we have revenue sharing arrangements with certain rental stores which generally provide that in exchange for a nominal or no upfront sales price we share in the rental revenues generated by each such store on a title by title basis. Television revenues are primarily derived from the licensing of our productions and acquired films to the domestic cable, free and pay television markets. International revenues are derived from the licensing of our productions and acquired films to international markets on a territory-by-territory basis. Our revenues are derived from the United States, Canada and other foreign countries; none of the foreign countries individually comprised greater than 10% of total revenue. (See note 18 of our accompanying consolidated financial statements.)

•	Television Productions, which includes the licensing to domestic and international markets of one-hour and half-hour drama series, television movies and mini-series and non-fiction programming and revenues from the sale of television production movies or series in other media including home entertainment.

•	Studio Facilities, which was sold on March 15, 2006.
Management’s Discussion &Analysis, Critical Accounting Policies, page 30

Comment 2:	Please expand and enhance disclosures in Critical Accounting Policies to address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing, etc.) and to analyze factors such as how you arrived at the estimates, how accurate the estimates or assumptions have been in the past, how much the estimates or assumptions have changed in the past, and whether the estimates or assumptions are reasonably likely to change in the future. For example, we note your disclosure that Undiscovered, Rize, and Happy Endings are not expected to be ultimately profitable titles. Please expand your disclosure related to accounting for films and television programs to disclose and quantify the amount by which any changes in judgments or estimates have materially impacted your results. Refer to FR-72 for guidance.
Response: We will expand and enhance disclosures in our Critical Accounting Policies as set forth below to address the matters discussed in the comment above in future filings beginning with our second quarter Form 10-Q.

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The following is the revised “Critical Accounting Policies” disclosure that we propose to include in future filings (changes to existing disclosure are bold):
     “The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. As described more fully below, these estimates bear the risk of change due to the inherent uncertainty attached to the estimate. For example, accounting for films and television programs requires the Company to estimate future revenue and expense amounts which, due to the inherent uncertainties involved in making such estimates, are likely to differ to some extent from actual results. For a summary of all of our accounting policies, including the accounting policies discussed below, see note 2 to our audited consolidated financial statements.
     Generally Accepted Accounting Principles. Our consolidated financial statements have been prepared in accordance with U.S. GAAP which conforms, in all material respects, with Canadian GAAP, except as described in the notes to the consolidated financial statements.
     On March 29, 2004, the new British Columbia Business Corporations Act came into force, which allows the Company to prepare its financial statements either under Canadian or U.S. GAAP. The Company elected to prepare financial statements under U.S. GAAP commencing April 1, 2004. Prior to April 1, 2004, the Company’s consolidated financial statements were prepared under Canadian GAAP. Amounts presented in prior years in the consolidated financial statements have been converted to U.S. GAAP. The Company was required to disclose and quantify material differences with Canadian GAAP in its interim and annual financial statements through March 31, 2006.
     Accounting for Films and Television Programs. In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SoP 00-2”). SoP 00-2 establishes accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of acquiring films and television programs and accounting for exploitation costs, including advertising and marketing expenses.
We capitalize costs of production and acquisition, including financing costs and production overhead, to investment in films and television programs. These costs are amortized to direct operating expenses in accordance with SoP 00-2. These costs are stated at the lower of unamortized films or television program costs or estimated fair value. These costs for an individual film or television program are amortized and participation and residual costs are accrued in the proportion that the current year’s revenues bear to management’s estimates of the ultimate revenue at the beginning of the year expected to be recognized from exploitation, exhibition or sale of such film or television program over a period not to exceed ten years from the date of initial release. For previously released film or television programs acquired as part of a library, ultimate revenue includes estimates over a period not to exceed twenty years from the date of acquisition.

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Management regularly reviews and revises when necessary its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs and participations and residuals and/or write-down of all or a portion of the unamortized costs of the film or television program to its estimated fair value. Management estimates the ultimate revenue based on experience with similar titles or title genre, the general public appeal of the cast, actual performance (when available) at the box office or in markets currently being exploited, and other factors such as the quality and acceptance of motion pictures or programs that our competitors release into the marketplace at or near the same time, critical reviews, general economic conditions and other tangible and intangible factors, many of which we do not control and which may change. In the normal course of our business, some films and titles are more successful than anticipated and some are less successful. Accordingly, we update our estimates of ultimate revenue and participations cost based upon the actual results achieved or new information as to anticipated revenue performance such as (for home video revenues) initial orders and demand from retail stores when it becomes available. An increase in the ultimate revenue will generally result in a lower amortization rate while a decrease in the ultimate revenue will generally result in a higher amortization rate and periodically results in an impairment requiring a write down of the film cost to the title’s fair value. These write downs are included in amortization expense within direct operating expenses in our statement of operations.
     Revenue Recognition. Revenue from the sale or licensing of films and television programs is recognized upon meeting all recognition requirements of SoP 00-2. Revenue from the theatrical release of feature films is recognized at the time of exhibition based on the Company’s participation in box office receipts. Revenue from the sale of videocassettes and DVDs in the retail market, net of an allowance for estimated returns and other allowances, is recognized on the later of receipt by the customer or “street date” (when it is available for sale by the customer). Under revenue sharing arrangements, rental revenue is recognized when the Company is entitled to receipts and such receipts are determinable. Revenues from television licensing are recognized when the feature film or television program is available to the licensee for telecast. For television licenses that include separate availability “windows” during the license period, revenue is allocated over the “windows.” Revenue from sales to international territories are recognized when access to the feature film or television program has been granted or delivery has occurred, as required under the sales contract, and the right to exploit the feature film or television program has commenced. For multiple media rights contracts with a fee for a single film or television program where the contract provides for media holdbacks, the fee is allocated to the various media based on management’s assessment of the relative fair value of the rights to exploit each media and is recognized as each holdback is released. For multiple-title contracts with a fee, the fee is allocated on a title-by-title basis, based on management’s assessment of the relative fair value of each title.
     Rental revenue from short-term operating leases of studio facilities is recognized over the term of the lease.
     Cash payments received are recorded as deferred revenue until all the conditions of revenue

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recognition have been met. Long-term, non-interest bearing receivables are discounted to present value.
     Reserves. Revenues are recorded net of estimated returns and other allowances. We estimate reserves for video returns based on previous returns and our estimated expected future returns related to current period sales on a title-by-title basis in each of the video businesses. Factors affecting actual returns include limited retail shelf space at various times of the year, success of advertising or other sales promotions, the near term release of competing titles, among other factors. We believe that our estimates have been materially accurate in the past; however, due to the judgment involved in establishing reserves, we may have adjustments to our historical estimates in the future.
     We estimate provisions for accounts receivable based on historical experience and relevant facts and information regarding the collectability of the accounts receivable. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for our larger customers and an analysis of the length of time receivables have been past due. The financial condition of a given customer and its ability to pay may change over time and could result in an increase or decrease to our allowance for doubtful accounts, which, when the impact of such change is material, is disclosed in our discussion on direct operating expenses elsewhere in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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     Income Taxes. The Company is subject to income taxes in the United States, and in several states and foreign jurisdictions in which we operate. We account for income taxes according to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not or a valuation allowance is applied. Because of our historical operating losses, we have provided a valuation allowance against our net deferred tax assets. When we have a history of profitable operations sufficient to demonstrate that it is more likely than not that our deferred tax assets will be realized, the valuation allowance will be reversed. However, this assessment of our planned use of our deferred tax assets is an estimate which could change in the future depending upon the generation of taxable income in amounts sufficient to realize our deferred tax assets.
     Goodwill. On April 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Goodwill is reviewed annually for impairment within each fiscal year or between the annual tests if an event occurs or circumstances change that indicate it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. The Company performs its annual impairment test as of December 31 in each fiscal year. The Company performed its annual impairment test on its goodwill as of December 31, 2005. No goodwill impairment was identified in any of the Company’s reporting units. Determining the fair value of reporting units requires various assumptions and estimates. The estimates of fair value include consideration of the future projected operating results and cash flows of the reporting unit. Such projections could be different than actual results. Should actual results be significantly less than estimates, the value of our goodwill could be impaired in the future.
Business Acquisitions. The Company accounts for its business acquisitions as a purchase, whereby the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair value. The excess of the purchase price over estimated fair value of the net identifiable assets is allocated to goodwill. Determining the fair value of assets and liabilities requires various assumptions and estimates. These estimates and assumptions are refined with adjustments recorded to goodwill as information is gathered and final appraisals are completed over the allocation period allowed under SFAS No. 141. The changes in these estimates could impact the amount of assets, including goodwill and liabilities, ultimately recorded on our balance sheet as a result of an acquisition and could impact our operating results subsequent to such acquisition. We believe that our estimates have been materially accurate in the past.

With respect to quantifying the impact of changes in judgments and estimates related to our accounting for film and television programs, it is not practical to quantify the impact of all changes in estimated ultimate revenue because we revise these estimates every quarter based on recent performance of the titles, and we do not quantify the impact of these changes for our

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internal management reporting. We assess our ultimate estimates on over 250 titles and multiple libraries every quarter as part of our closing processes. The quantification of the impact of changes in estimated ultimate revenues would require an entirely separate accounting system to perform many calculations under both the old and new assumptions. However, we can identify changes in these estimates which would have a material impact on our financial results. These changes in estimates typically have a material impact on our direct operating expenses when we have revised an ultimate to the degree that it creates a need to record a significant write down of unamortized film costs to its estimated fair value. Accordingly, consistent with comment No. 6 we will disclose as part of our direct operating expenses material impairment write downs incurred in the periods and discuss qualitatively and, where practical quantitatively, any other changes in estimates or judgments causing a materially different accounting result than previously recorded under the previous assumptions.
Management’s Discussion &Analysis, Results of Operations, page 33

Comment 3:	Please revise to discuss and analyze results of operations by the operating segments disclosed in note 18 to the financial statements. For example, please discuss and analyze direct operating and distribution and marketing expenses (rather than margins) separately for each segment.
Response: We will revise our future filings beginning with our second quarter Quarterly Report on Form 10-Q to specifically discuss and analyze the segment operating expenses including direct operating expenses and distribution and marketing expenses similar to the discussion and analysis of segment revenue. We note that direct operating costs of the television segment are the most significant cost component of the television segment and have been discussed in the direct operating expense paragraph. In addition, this segment has very few distribution and marketing expenses, which is apparent by the revenue contribution from video revenue disclosed in the revenue paragraph and the description of the contents of distribution and marketing expenses in the overview section of the MD&A. However, we will specifically quantify and discuss the amount of direct operating expenses and distribution and marketing expenses for each segment in future filings. In addition, we plan to add a table to the beginning of the MD&A section of such future filings which displays revenue and components of revenue by segment as discussed in comment No. 4 below, and which also displays direct operating expenses, distribution and marketing expenses and general and administrative expenses by segment.

Comment 4:	Please quantify in a table the components of revenue for each segment. For example, please quantify theatrical, video, international, and television revenues within the motion picture segment.
Response: Although the components of revenue are quantified in the revenue paragraph we agree that a table would make the information easier to read and we will include a table with the information requested and disclosed in the revenue paragraph in our future filings beginning with our second quarter Quarterly Report on Form 10-Q.

Lions Gate Entertainment Corp. File No. 001-14880

Comment 5:	Where changes in results are attributed to more than one factor, please revise to quantify each factor. For example, on page 37 you state G&A expenses increased due to increases in salaries, professional fees, and office and operations costs, offset by decreases in legal and settlement expenses. Please quantify each material factor. For revenues, please quantify factors such as price changes and volume changes. Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes.
Response: We believe we have, where material, quantified changes in results by significant component. In the specific example listed in the comment, there was a significant fluctuation in G&A expenses associated with the acquisition of Artisan late in the prior year. The description of various expense types in reference to this acquisition was to give the user of the financial statements an idea of the nature of the operating expenses that were primarily associated with Artisan. Since Artisan was immediately integrated into Lions Gate, the exact impact of Artisan could not be quantified. However, by listing the nature of the increase, we believe that the user is provided with an understanding of the change in G&A expense. While we agree with the Staff’s comment and will quantify significant factors contributing to material changes in results in future filings, in this particular instance we believe that our disclosure attributing the overall increase in G&A expenses to the acquisition of Artisan and discussing the stock based compensation charge of $7.9 million and an additional $2.5 million related to Christal is sufficient.
With respect to quantifying factors, such as price changes and volume changes, our theatrical revenues are driven primarily by the success of our films at the box office and each film is a discrete project. As discussed in the response to comment No. 1, we share in a percentage of the box office and the box office amount and that percentage will vary depending on the success of the particular film. Increasing the quantity of films released theatrically does not necessarily translate into more revenues because some films are released on many more screens than others and some films experience different levels of success in the market place. This is why we believe that the best way to describe our theatrical revenue changes is, as we have disclosed, in relation to the significant titles which contribute to such revenue, rather than on the number of releases. In addition, we disclose a range of percent of total revenue contributed individually by our top performing titles as well as in the aggregate, which provides the reader information as to how concentrated our revenues are on individual films. In order to add clarity, we will include a table of titles released that contribute significant revenues in future filings and describe whether the release was a wide release or limited release (shown in fewer theatres). This will provide the user a reference list and our discussion will discuss the titles which contributed significantly to revenue, providing the reader with greater clarity as to the number and titles contributing to our revenue performance.
Similar to our theatrical business, our home entertainment business revenue is driven by the success of the individual film either in its initial theatrical release or initial video release. Price changes have not been a significant factor in analyzing comparative revenues. Our revenue has been driven by our volume of successful films and the volume of DVDs sold, which is why we have historically disclosed the significant home entertainment titles contributing to revenue. However, in addition to the discussion of the titles which contributed significantly to revenue, we will in future filings provide additional qualitative information as to our home entertainment

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revenue drivers such as specifically stating whether an increase or decrease in revenue is due to a higher or lower volume of our titles.
For television and international revenue, similar to theatrical revenues, pricing and volume is solely dependent on the success of the individual film. Thus we believe by disclosing the amount of revenue and titles contributing to such revenue a user can gain an understanding of the factors driving revenues in these markets.
In television production, which is sold by episode or movie and expressed in terms of hours delivered, we provide significant detail on hours delivered and the titles involved and therefore believe that the disclosures in this area are sufficient.

Comment 6:	Please describe the major cost components included in the direct operating and distribution and marketing expense categories and provide a more detailed discussion and analysis of the results for each major component. For example, separately discuss amortization, participation and residual, provisions for doubtful accounts, theatrical P&A, video distribution and marketing, and other components, as applicable. Also, please quantify material impairments of film and television investments.
Response: In the overview section of the MD&A section on page 28 and in the first sentence of the direct operating expense paragraph on page 34 we describe the major components of direct operating expenses. We will describe more fully the nature of these cost components in future filings in the overview section of the MD&A section by adding the descriptions discussed below.
In addition, to further enhance the clarity of the financial amounts of each component in future filings beginning with our second quarter Quarterly Report on Form 10-Q we will include a table either as part of the table discussed in comment No. 3 or directly above the direct operating expense paragraph which discloses the components of direct operating expenses in a manner similar to footnote 15 to the consolidated financial statements on page F-32. However, the table of direct operating expenses will be further broken down by segment.
Our discussion will address each component either individually or in groups if appropriate. For example, as currently discussed in the direct operating expense paragraph we group amortization of film costs and participations and residual costs for purposes of analysis because both move in relation to revenue and are typically interrelated (i.e., if we pay less for a film up front we may pay more participations, and if we pay more for a film up front we may pay less for participations). We will continue to disclose significant changes in our provision for bad debt.
We currently separately discuss and quantify the amounts of theatrical P&A and video distribution and marketing in our discussion of distribution and marketing costs on page 34. We will consider in future filings beginning with our second quarter Quarterly Report on Form 10-Q providing such information in a tabular format to more clearly display the components of distribution and marketing costs.

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With respect to the impairments of our film and television investments, these write downs are typical for a film distributor and are included in film amortization. They thus impact direct operating expense as a percent of revenue as previously disclosed and thereby allow a user to understand the performance of our films consistent with how management manages the business. Although management attempts to maximize the performance of all of our films, management recognizes that some films will over or under perform expectations, and strives to achieve an overall performance objective. However, in an effort to provide even greater detail as to these costs, in future filings we will quantify, disclose and discuss material impairment write downs incurred in each period as part of our discussion of direct operating expenses. We will need to use care to ensure sufficient qualitative discussion such that the impairments are only reviewed in connection with our total amortization costs, so as to convey the performance of the entire business segment and not individual film performance.
The following represents the additional disclosure that we will include in future filings beginning with our second quarter Quarterly Report on Form 10-Q regarding the description of the cost components of direct operating and distribution and marketing (Note changes are noted in bold print).
     “Our primary operating expenses include the following:
•	Direct Operating Expenses, which include amortization of production or acquisition costs, participation and residual expenses and provision for doubtful accounts. Participations costs represent contingent consideration payable based on the performance of the film to parties associated with the film, including producers, writers, directors or actors, etc. Residuals represent amounts payable to various unions or “guilds” such as the Screen Actors Guild, Directors Guild of America, Writers Guild of America, based on the performance of the film in certain ancillary markets or based on the individual’s (i.e. actor, director, writer) salary level in the television market.

•	Distribution and Marketing Expenses, which primarily include the costs of theatrical “prints and advertising” and of video and DVD duplication and marketing. Theatrical print and advertising represent the costs of the theatrical prints delivered to theatrical exhibitors and advertising includes the advertising and marketing cost associated with the theatrical release of the picture. Video and DVD duplication represent the cost of the video and DVD product and the manufacturing costs associated with creating the physical products. Video and DVD marketing costs represent the cost of advertising the product at or near the time of its release or special promotional advertising.

•	General and Administration Expenses, which include salaries and other overhead.”

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Comment 7:	Please consider providing metrics that may be useful to investors understanding and analysis of your results, such as new film releases each year.
Response: We plan to add the additional information regarding our film slate in future filings as discussed in our response to comment No. 5. Our current disclosure in our 10-K “Business” section includes the following metrics (among others) regarding our motion pictures and television programming: (i) number of motion pictures that we produced, participated in the production of or substantially completed principal photography on during fiscal 2006, (ii) number of motion pictures then in production or slated for production in fiscal 2007, (iii) number of series (and episodes per series) we delivered in fiscal 2006, (iv) number of series (and episodes per series) we intend to deliver in fiscal 2007 and (v) our remaining fiscal 2007 theatrical slate. See pages 5-10 of our 10-K. In our future filings we will cross reference these metrics in our MD&A “Overview” subsection. In addition, we intend to provide or continue to provide the following metrics in summary form in our MD&A “Overview” subsection: (a) number of motion pictures released theatrically for the current period and the previous two comparable periods and (b) number of series delivered in the current period and the previous two comparable periods.
Management’s Discussion &Analysis, Contractual Obligations, page 42

Comment 8:	Please revise to combine all contractual obligations into one table. In addition, as this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.
Response: We historically maintained two tables to distinguish between obligations recorded on our balance sheet and those that are commitments. However, we will combine the disclosure of all contractual obligations into one table and follow the guidelines in the comment in future filings beginning with our second quarter Quarterly Report on Form 10-Q.
Index to Financial Statements, Note 3. Investments, page F-17

Comment 9:	Reference is made to your “auction rate preferreds” described in page F-17. Considering the significance of this balance at March 31, 2006, please tell us and disclose in future filings the amount of and method used in determining the dividend and interest rate income included in your statement of operations that is associated with your auction rate preferred investments. Also we note from your disclosure on page F-8 that your cash and cash equivalents include cash and highly liquid debt investments, please describe the types of highly liquid debt investments that comprise the total cash and cash equivalent balance at March 31, 2006 and March 31, 2005.

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Response: Interest rates and dividend yields on our auction rate securities are periodically re-set through auctions, typically every 7, 14, 28, or 35 days. Auction rate securities are usually issued with long-term maturities or in perpetuity and are auctioned at par. Thus, the return on the investment between auction dates is determined by the interest rate or dividend yield set through the auctions. Accordingly, dividends and interest earned on auction rate investments are computed as a percentage of the principal amount of the security, are reported on monthly statements and are recorded as earned.
Interest and dividend income earned during the year ended March 31, 2006, on our auction rate securities was $623,773 and $1,352,372, respectively. We will disclose in future filings the amount of and method used to determine the dividend and interest rate income included in our statement of operations.
The Company’s policy is to consider certain highly liquid debt investments which it may have from time-to-time to be cash equivalents. We believe the disclosure on F-8 is consistent with the requirements of paragraph 10 of SFAS 95. The Company had no such investments at March 31, 2006 and March 31, 2005. We will enhance the disclosure in future filings to be clearer as to what is included in cash and cash equivalents at the respective balance sheet dates.
Index to Financial Statements, Note 14. Acquisitions and Divestitures, page F-30

Comment 10:	We note from your disclosure in Note 14 and Note 15 that you sold your studio facility in March 2006. Please explain to us why this divestiture in your studio facility did not meet the criteria of a discontinued operation as described in paragraph 41 and 42 of SFAS No. 144 or revise your financial statements in future filings in accordance with paragraph 43 of SFAS No. 144.
Response: We reviewed the sale of the studio for treatment as a discontinued operation at the time of the sale and although we concluded the sale met the criteria of paragraph 41 and 42 of SFAS No. 144 we noted that the provisions of SFAS No. 144 need not be applied to immaterial items. When preparing our financial statements for the year ended March 31, 2006, we evaluated the materiality of the studio operations and concluded such operations were immaterial.
In arriving at this conclusion we considered the quantitative and qualitative aspects of materiality as discussed in SAB No. 99.
Quantitative Assessment: The size of the studio operations did not meet the significant subsidiary tests (i.e. 10% threshold). In addition, although the Company has treated studio operations as a separate segment for disclosure purposes, it does not meet the materiality thresholds as set forth in SFAS No. 131 (i.e. 10% of revenues, profit/loss, or assets) and is in fact far below those thresholds. The Studio facilities were disclosed as a separate segment because the Company had identified its two major segments and the studio facility was the only remaining operation. Accordingly, it was specifically identified as an operating segment. Segment revenue was approximately 0.6% (or $5.8 million) and 0.5% (or $4.5 million) of consolidated total revenue in the years ended March 31, 2006 and March 31, 2005, respectively and thus was considered deminimus in relation to the business as a whole. Segment profit was only 5.5% and 2.2% of total segment profit for the year ended March 31, 2006 and March 31, 2005, respectively. Studio assets and liabilities were only 2.2 % and 3.0% (including the studio mortgage which was separately disclosed) of total assets and liabilities, repectively, as of March 31, 2005.
Qualitative Assessment: Since studio operations has been disclosed in the past as a separate segment in both our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q, the impact on the financial statements of the sale of this segment is already transparent to the user. The key information regarding revenue and segment profit is already presented clearly for analysis purposes in the segment footnote and discussed at length in the MD&A section. Further, the sale of the Studio is prominently disclosed in our financial statements and in our MD&A section in several locations.
Since the Studio is immaterial to the financial statements for the reasons stated above,

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management believes that the current financial statement presentation is appropriate.

Comment 11:	We note from your disclosure that on October 17, 2005 you acquired all outstanding shares of Redbus. We note that as part of the closing of the Redbus acquisition transaction you agreed to issue up to an additional 94,937 common shares to RGL upon satisfaction of the terms of the escrow agreement. In this regard, in future filings, please disclose your accounting treatment should any such contingency occur as required by paragraph 51(f) of SFAS No. 141. Additionally, please revise future filings to provide the disclosures required by paragraph 52(c )(2) and 54 of SFAS No. 141. Also, as it relates to the goodwill associated with the Artisan acquisition, please provide the disclosures required by paragraph 52(c )(2). Please provide us with your proposed disclosure.
Response: We are obligated to issue the shares referred to above at the end of the escrow period (i.e., May 17, 2007) unless we become aware of a violation of the representations and warranties made by the seller at the time of the acquisition. Thus, the issuance is not dependent upon the occurrence of a specified event or transaction as discussed in paragraph 25 of SFAS No. 141, but rather the shares are scheduled to be issued as long as there is not a breach of the agreement. Accordingly, at the time of the acquisition we believed it highly probable that these shares would be issued and therefore concluded that the value of the shares should be recorded as part of the acquisition. We recorded the value of $0.8 million as a liability and as part of the purchase price. We recorded the amount as a liability because the shares were not issued and if a violation of the representations and warranties did occur it would likely represent a liability assumed in the acquisition that would need to be recorded (i.e. the reduction of the purchase price for the return of shares would be replaced by the recording of the liability assumed). We will clarify the accounting treatment of the shares in future filings including the treatment at the expiration of the escrow period.
We will add the following sentence or similar sentence to our Acquisitions and Divestitures footnote to address the disclosure requirements of paragraph 52(c)(2) of SFAS No. 141:
“The goodwill arising from the acquisition of Redbus and Artisan is included in the goodwill of the motion pictures segment as disclosed in Note 18.”

Comment 12:	Please tell us the primary reasons for the acquisition of Redbus. We note your disclosure that it provided you with the ability to self-distribute your motion pictures in the UK and Ireland. In this regard, it is not clear why you did not have the ability to self-distribute absent the acquisition.
Response: As briefly discussed in the business section of our Form 10-K we have previously licensed our rights in international markets to international distributors who then license or sell the rights and product to the various media markets (i.e. Theatrical, Home Entertainment, Pay and Free TV, etc.) in the foreign territory. The acquisition of Redbus provides us with an established infrastructure and employees which allows us to distribute our product directly to each market in the United Kingdom and Ireland. This self distribution in these countries should benefit us by gaining greater control over releases and recapturing the profit margins normally

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required by our international distributors. We will expand our disclosure in future filings to clarify the reasons we acquired Redbus.
Index to Financial Statements, Note 18. Segment Information, page F-36

Comment 13:	In future filings please disclose segment assets as required by paragraph 25(b) of SFAS No. 131. Also as applicable, please provide the disclosure in paragraph 28 of SFAS No. 131.
Response: Historically, we have not allocated our assets to each reportable segment for internal management purposes and accordingly did not perform an allocation for external reporting purposes as it seems inconsistent with the objectives of segment reporting. Our accounting systems are centralized and not designed to break out assets by segment. However, the most significant and meaningful assets would be our accounts receivable, investment in film and television programs and goodwill. We believe we can break out these assets either directly or make reasonable estimates of allocations and will include such in future filings along with the disclosures required by paragraph 28 of SFAS No. 131.
Index to Financial Statements, Note 23. Quarterly Financial Data (Unaudited)

Comment 14:	In accordance with Item 302(a)(3), please revise your disclosure in future filings to describe or cross-reference the effects of any unusual or infrequently occurring items recognized in any of the quarters that have materially affected the comparability of the information presented. For example, we note that you generated significantly less net income in the 1st quarter of fiscal 2006 and 2005 than in other quarters relative to the amount of revenues recognized. Please provide us with your proposed disclosure.
Response: There were no unusual or infrequently occurring items in the first quarter or any other quarter in the periods presented with the exception of the gain on sale of the studio in the fourth quarter. Losses may occur in the earlier quarters, as these quarters generally have more theatrical releases. Theatrical releases which may occur in any reporting period require significant exploitation costs which are required to be expensed when incurred. These earlier theatrical releases may contribute to more profitable operations in the latter part of the year depending on the success of such releases. However, this activity is considered in the normal course of business for the Company. We will in future filings ensure that any unusual or infrequently occurring activity is identified and explained under the table. For example our proposed disclosure for the quarters in 2006 will include the following sentence:
“As discussed in Note 14, the Company sold its studio facility in the fourth quarter of fiscal 2006 and recorded a gain on the sale included in net income in the fourth quarter of approximately $4.9 million.”

Lions Gate Entertainment Corp. File No. 001-14880

General

Comment 15:	Please file a Ratio of earnings to fixed charges that complies with Item 503(d) of Regulation S-K.
Response: We believe that our Form 10-K does not reference a ratio of earnings to fixed charges, and accordingly we were not required to include a computation of ratio of earnings to fixed charges in our report.

Comment 16:	Please revise to describe and explain industry terms used in your filing, such as minimum guarantees and participation and residual costs.
Response: We note your comment, and propose to describe and explain all industry terms not commonly used by the general public in our future filings. Examples of such terms and descriptions follow:
SOME SUGGESTED TERMS TO DEFINE AND WHERE FOUND IN 10-K:

Term	Page(s)

guaranteed minimum payments	16

residual costs/expenses	28,30,34,36,F-9

participations cost/expense	15,28,30,34,36,45,F-9

output arrangement	3,10,11,12,16,27,28,33,F-20,F-60

principal photography	5

talent	6,10,13,18,22

co-production agreements	6

pre-selling international distribution rights	6

up-front payments	6,13

pilot order	7

electronic sell-through	12

media holdbacks	31,F-8

Lions Gate Entertainment Corp. File No. 001-14880

     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at 310-255-3996.

Sincerely,
/s/ James Keegan
James Keegan
Chief Financial Officer

cc:	Jon Feltheimer Wayne Levin, Esq. Jonathan Abrams, Esq. Allison Keller, Esq.